Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of September 30, 2022, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 53 localized websites and apps available in 31 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended September 30,			Nine months ended September 30,
	2022	2021	Δ Y/Y	2022	2021	Δ Y/Y
Total revenue	183.7	138.6	33%	430.1	272.3	58%
Qualified Referrals (in millions)	100.8	104.1	(3)%	254.1	219.9	16%
Revenue per Qualified Referral (in €)	1.79	1.31	37%	1.65	1.21	36%
Operating income/(loss)	(73.4)	8.6	n.m.	(138.0)	(3.1)	n.m.
Net income/(loss)	(67.1)	5.5	n.m.	(137.6)	(4.5)	n.m.
Return on Advertising Spend	147.6%	138.7%	8.9 ppts	161.0%	146.5%	14.5 ppts
Adjusted EBITDA(1)	33.5	15.5	116%	84.8	15.1	462%
n.m. not meaningful
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 13 to 14 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
In the third quarter of 2022, we continued to benefit from the recovery in travel, particularly in the northern hemisphere, and as planned, we increased our branded marketing activities during this period. Our new television advertising creative, refocusing on price comparison, performed well and led to healthy growth in branded traffic to our platform. Overall, the competitive dynamics in performance marketing channels, including our own auction, intensified during the summer as many players in the online travel industry appeared to have focused on gaining traffic share. While we benefited from this increased competition and have experienced a very strong auction during the quarter, these dynamics have also resulted in higher costs in some performance marketing channels in certain markets. We have maintained our disciplined marketing approach and continued to focus on high-quality traffic at the expense of more traffic volume to maintain profitability targets that we believe create long-term value.

The past few months have also given us a better view on the trends affecting the online travel industry as we approach 2023. The effects of the COVID-19 pandemic on travel behavior appear to have receded as large-scale vaccinations and mass recovery from COVID-19 infections have muted the negative effects of the pandemic. We believe that travel seasonality this winter will be more in line with what we experienced prior to the pandemic.

Throughout the summer, we have observed a significant increase in average price levels for hotel rooms. We believe that geopolitical conflicts and disruptions, which have led to higher energy prices, are likely to continue for the foreseeable future. We anticipate that this, when combined with the effects of labor cost increases, may continue to result in increases in consumer prices, including average daily rates for hotels. In the third quarter of 2022, we saw first signs of consumers attempting to mitigate this effect through searching for more affordable destinations and accommodations as well as by reducing the length of their trip, especially in our Developed Europe segment. We believe that this trend is likely to continue in 2023 as inflation leads to consumers having lower real disposable income. While this may result in lower traffic volumes, we continue to believe that our value proposition will be highly relevant for consumers around the globe and that we will be able to benefit from consumers’ greater focus on cost saving and their need for price comparison.

After performing our annual goodwill and indefinite-lived intangible asset impairment analysis as of September 30, 2022, we recorded an impairment charge of €100.4 million due to the continued deterioration of macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment. This charge drove a net loss of €67.1 million for the third quarter of 2022, and, along with an additional impairment charge of €84.2 million that was recorded in the second quarter, resulted in a net loss of €137.6 million for the nine months ended September 30, 2022. Adjusted EBITDA, which excludes the impairments of intangible assets and goodwill mentioned above, was €33.5 million in the third quarter of 2022 and €84.8 million for the nine months ended September 30, 2022, representing the strong operational results delivered for the year so far.

Purchase of Class A Shares
On November 1, 2022, the Company agreed to purchase from Peter Vinnemeier, one of our founders, 20,000,000 Class A shares, representing 5.5% of the Company’s total common shares outstanding, for an aggregate price of USD $20.0 million (USD $1.00 per share). The purchase of shares will be funded from available working capital.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the third quarter of 2022, the most significant countries by revenue in that segment were Japan, Australia, Turkey, Israel and Poland.

We also earn revenue by offering our advertisers business-to-business (B2B) solutions, such as display advertisements and white label services, and from subscription fees earned from advertisers for the trivago Business Studio PRO Package. These revenues do not represent a significant portion of our revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Δ €	Δ %	2022	2021	Δ €	Δ % Y/Y
Americas	€75.2	€48.1	27.1	56%	€174.6	€104.0	70.6	68%
Developed Europe	83.5	74.7	8.8	12%	193.7	128.0	65.7	51%
Rest of World	21.8	13.2	8.6	65%	52.0	33.7	18.3	54%
Total Referral Revenue	€180.5	€136.1	44.4	33%	€420.3	€265.7	154.6	58%
Other revenue	3.2	2.6	0.6	23%	9.8	6.6	3.2	48%
Total revenue	€183.7	€138.6	45.1	33%	€430.1	€272.3	157.8	58%
Note: Some figures may not add due to rounding.

In the third quarter of 2022, total revenue increased by €45.1 million, or by 33%, compared to the same period in 2021. In the nine months ended September 30, 2022, total revenue increased by €157.8 million, or by 58%, compared to the same period in 2021.

In the third quarter of 2022, Referral Revenue increased to €75.2 million, €83.5 million and €21.8 million, or by 56%, 12% and 65% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2021. This increase is mainly driven by an increase in Revenue per Qualified Referrals (RPQR) across all segments which was partly offset by a decrease in Qualified Referrals in Developed Europe. In the nine months ended September 30, 2022, Referral Revenue increased to €174.6 million, €193.7 million and €52.0 million, or by 68%, 51% and 54% in Americas, Developed Europe and RoW, respectively. This increase was similarly driven by an increase in both Qualified Referrals and RPQR across all segments.

Other revenue increased by €0.6 million, or 23%, during the third quarter of 2022, and by €3.2 million, or 48%, during the nine months ended September 30, 2022. These increases were mainly driven by increased revenue from our B2B solutions compared to the same periods in 2021.

Qualified Referrals
Qualified Referrals indicate the number of unique visitors per day that generate at least one referral. The following table sets forth the Qualified Referrals for our reportable segments:

Qualified Referrals by Segment (in millions)

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Δ	Δ %	2022	2021	Δ	Δ % Y/Y
Americas	25.3	24.8	0.5	2%	70.8	62.2	8.6	14%
Developed Europe	47.6	53.6	(6.0)	(11)%	115.2	96.3	18.9	20%
Rest of World	27.9	25.7	2.2	9%	68.0	61.4	6.6	11%
Total	100.8	104.1	(3.3)	(3)%	254.1	219.9	34.2	16%
Note: Some figures may not add due to rounding.

In the third quarter of 2022, total Qualified Referrals decreased by 3%, as they decreased by 11% in Developed Europe. This decline in Qualified Referrals was partly offset by an increase of 2% and 9% in Americas and RoW, respectively, compared to the same period in 2021. The decline in Qualified Referrals in Developed Europe was mainly driven by increased competition to acquire traffic in some of our core markets in Developed Europe. The period-over-period increase in Americas and RoW was mainly driven by the continued increase of travel demand, particularly in RoW, compared to the same period in 2021 when many core markets in RoW had continued to have been negatively affected by COVID-19 related mobility restrictions.

During the nine months ended September 30, 2022, total Qualified Referrals increased by 16% compared to the same period in 2021. Qualified Referrals increased by 14%, 20% and 11% in Americas, Developed Europe and RoW respectively, compared to the same period in 2021. The increase in Qualified Referrals across all regions was due to the significant increase in traffic volumes, reflecting the easing of COVID-19 related mobility restrictions, particularly in the first and second quarter of 2022.

Revenue Per Qualified Referral
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated:

RPQR by Segment (in €)

	Three months ended September 30,			Nine months ended September 30,
	2022	2021	Δ %	2022	2021	Δ % Y/Y
Americas	€2.97	€1.94	53%	€2.47	€1.67	48%
Developed Europe	1.75	1.39	26%	1.68	1.33	26%
Rest of World	0.78	0.51	53%	0.76	0.55	38%
Consolidated RPQR	€1.79	€1.31	37%	€1.65	€1.21	36%

In the third quarter of 2022, consolidated RPQR increased by 37% as RPQR increased by 53%, 26% and 53% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2021. This improvement was due to the significant increase in bidding levels.

In the nine months ended September 30, 2022, consolidated RPQR increased by 36% as RPQR increased by 48%, 26% and 38% in Americas, Developed Europe and RoW respectively, compared to the same period in 2021. The increase in RPQR in the nine months ended September 30, 2022, was mainly driven by the significant increase in bidding levels and by a positive foreign exchange rate impact resulting from the strengthening of the U.S. dollar against the euro.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 34% and 32% in the third quarter of 2022 and in the nine months ended September 30, 2022, respectively, compared to 27% and 24% in the same periods in 2021. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 50% in the third quarter and in the nine months ended September 30, 2022, respectively, compared to 56% and 57% in the same periods in 2021.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric. The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended September 30,			Nine months ended September 30,
	2022	2021	Δ ppts	2022	2021	Δ ppts
ROAS
Americas	142.5%	125.7%	16.8 ppts	159.0%	135.3%	23.7 ppts
Developed Europe	146.8%	141.4%	5.4 ppts	156.3%	146.2%	10.1 ppts
Rest of World	172.2%	189.6%	(17.4) ppts	190.8%	198.2%	(7.4) ppts
Consolidated ROAS	147.6%	138.7%	8.9 ppts	161.0%	146.5%	14.5 ppts

In the third quarter of 2022, consolidated ROAS was 147.6%, compared to 138.7% in the same period in 2021. ROAS increased to 142.5% and 146.8% in Americas and Developed Europe, respectively, while it decreased to 172.2% in RoW, compared to the same period in 2021. The ROAS increase in Americas and Developed Europe was mainly driven by increased bidding levels on our platform, resulting in an increase in Referral Revenue. The decrease in RoW was mainly driven by a significant increase in Advertising Spend undertaken as a reaction to the recovery in travel demand, particularly in Asia, which offset the increase in Referral Revenue in this segment.

In the third quarter of 2022, Advertising Spend increased by 38%, 7% and 81% or by €14.6 million, €3.9 million and €5.7 million in Americas, Developed Europe and RoW, respectively. In the third quarter of 2022, Advertising Spend increased across all segments, as a result of the advertising campaigns initiated in the summer of 2022, compared to the same period in 2021, specifically in RoW where marketing activities were muted in the previous year.

In the nine months ended September 30, 2022, consolidated ROAS increased to 161.0%, compared to 146.5% in the same period in 2021. ROAS increased by 23.7 ppts and 10.1 ppts in Americas and Developed Europe, respectively, but decreased by 7.4 ppts in RoW. The ROAS increase in Americas and Developed Europe was mainly driven by the increase in Referral Revenue described above. The decrease in RoW is driven by the increased Advertising Spend compared to the same period in 2021, when marketing investments were muted as a result of the impact of the COVID-19 pandemic.

In the nine months ended September 30, 2022, Advertising Spend increased by 43%, 42% and 61% or by €33.0 million, €36.5 million and €10.3 million in Americas, Developed Europe and RoW, respectively. Advertising Spend was increased in response to the continued increase in travel demand compared to the same period in 2021.

Expenses
Expenses by cost category (€ millions)

	Costs and expenses			As a % of revenue
	Three months ended September 30,			Three months ended September 30,
	2022	2021	Δ %	2022	2021	Δ in ppts
Cost of revenue	€3.2	€3.1	3%	2%	2%	—%
of which share-based compensation	0.0	0.1	(100)%
Selling and marketing	128.8	104.4	23%	70%	75%	(5)%
of which share-based compensation	0.2	0.3	(33)%
Technology and content	13.5	12.7	6%	7%	9%	(2)%
of which share-based compensation	0.7	1.1	(36)%
General and administrative	11.1	9.8	13%	6%	7%	(1)%
of which share-based compensation	4.0	3.6	11%
Amortization of intangible assets	0.0	0.0	—%	0%	0%	—%
Impairment of intangible assets and goodwill	100.4	—	100%	55%	—%	55%
Total costs and expenses	€257.1	€130.0	98%	140%	94%	46%
Note: Some figures may not add due to rounding.

	Costs and Expenses			As a % of Revenue
	Nine months ended September 30,			Nine months ended September 30,
	2022	2021	Δ % Y/Y	2022	2021	Δ in ppts
Cost of revenue	€9.2	€8.7	6%	2%	3%	(1)%
of which share-based compensation	0.2	0.2	—%
Selling and marketing	280.5	199.1	41%	65%	73%	(8)%
of which share-based compensation	0.6	0.8	(25)%
Technology and content	42.5	39.1	9%	10%	14%	(4)%
of which share-based compensation	2.3	2.9	(21)%
General and administrative	51.2	28.5	80%	12%	10%	2%
of which share-based compensation	8.7	9.2	(5)%
Amortization of intangible assets	0.1	0.1	—%	0%	0%	—%
Impairment of intangible assets and goodwill	184.6	—	100%	43%	—%	43%
Total costs and expenses	€568.1	€275.5	106%	132%	101%	31%

Note: Some figures may not add due to rounding.

Cost of revenue
In the third quarter of 2022, cost of revenue increased by €0.1 million to €3.2 million, and in the nine months ended September 30, 2022, increased by €0.5 million to €9.2 million, or 6%, period-over-period.

The increase in the third quarter of 2022 was driven by higher personnel costs mainly due to an increase in salaries compared to the same period in 2021, partly offset by lower data center depreciation expense resulting from our continued migration to cloud-based service providers. In the nine months ended September 30, 2022, the increase was driven by higher cloud-related service provider costs and higher personnel related costs, partly offset by lower data center related depreciation expense compared to the same period in 2021.

Selling and marketing
Selling and marketing expense was 70% of total revenue in the third quarter of 2022, compared to 75% in the same period in 2021.

In the third quarter of 2022, selling and marketing expense increased by €24.4 million, or by 23%, period-over-period to €128.8 million, of which €122.3 million, or 95%, was Advertising Spend. Advertising Spend increased to €52.8 million, €56.8 million and €12.7 million in Americas, Developed Europe and RoW, respectively, compared to €38.2 million, €52.9 million and €7.0 million in the same period in 2021. The increase in Advertising Spend across all segments was made in response to the increase in travel demand compared to the same period in 2021.

In the nine months ended September 30, 2022, selling and marketing expense increased by 41% to €280.5 million compared to the same period in 2021. Advertising Spend increased to €109.8 million, €124.0 million and €27.3 million in Americas, Developed Europe and RoW, respectively, compared to €76.8 million, €87.5 million and €17.0 million in the same period in 2021. This period-over-period increase in Advertising Spend was mainly driven by the increase in travel demand compared to the same period in 2021.

In the third quarter of 2022, other selling and marketing expense increased by €0.2 million to €6.5 million, or 3%, period-over-period, and in the nine months ended September 30, 2022, increased by €1.6 million to €19.4 million, or 9.0%.

The increase in the third quarter of 2022 was primarily driven by cancellation fees for contracts related to discontinued products and expenses incurred to acquire traffic. These were partly offset by lower television advertisement production costs and slightly lower personnel costs.

The increase in the nine months ended September 30, 2022 was primarily driven by expenses incurred to acquire traffic, cancellation fees for contracts related to discontinued products, and higher digital sales taxes. These were partly offset by lower television advertisement production costs.

Technology and content
In the third quarter of 2022, technology and content expense increased by €0.8 million to €13.5 million, or 6%, period-over-period, and in the nine months ended September 30, 2022, increased by €3.4 million to €42.5 million, or 9%, period-over-period.

The increase in the third quarter of 2022 was primarily driven by higher personnel costs resulting from an increase in salaries and direct employee benefits compared to the same period in 2021. These were partly offset by lower share-based compensation expense.

The increase in the nine months ended September 30, 2022 was primarily driven by higher personnel costs resulting from an increase in salaries and direct employee benefits compared to the same period in

2021 and the impairment of capitalized software assets in the second quarter of 2022. It was further driven by the non-recurrence of a gain realized in the first quarter of 2021 on the modification of the lease for our Düsseldorf campus, see "Costs across multiple categories" below.

General and administrative
In the third quarter of 2022, general and administrative expense increased by €1.3 million to €11.1 million, or 13%, period-over-period, and in the nine months ended September 30, 2022, increased by €22.7 million to €51.2 million, or 80%, period over period.

The increase in the third quarter of 2022 was primarily driven by higher share-based compensation, an increase in professional fees and other expenses which was mainly driven by higher insurance expenses and higher personnel expenses compared to the same period in 2021.

The increase in the nine months ended September 30, 2022, was driven by the recognition of additional expense of €20.7 million, representing the incremental portion not covered by provisions we had previously established in relation to the proceeding brought by the Australian Competition and Consumer Commission (ACCC) against us.

Costs across multiple categories
In the first quarter of 2021 we reduced our office space in Düsseldorf and recorded a €1.2 million gain on our campus lease modification.

Share-based compensation decreased by €0.1 million to €4.9 million in the third quarter of 2022, compared to the same period in 2021, and decreased by €1.3 million to €11.7 million in the nine months ended September 30, 2022.

Amortization of intangible assets
Amortization of intangible assets was €34 thousand in both the third quarter of 2022 and 2021, and was €0.1 million in both the nine months ended September 30, 2022 and 2021, as we amortize intangible assets acquired through the weekengo GmbH acquisition.

Impairment of intangible assets and goodwill
We performed our annual goodwill impairment test during the third quarter as of September 30, 2022. Due to continued deteriorating macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment, we recorded an impairment charge of €100.4 million in the third quarter of 2022. Of the total impairment charge recorded, €52.8 million was impaired from our our indefinite-lived intangible assets and €47.6 million was impaired from our Developed Europe reporting unit goodwill balance. We did not record any impairment to our Americas reporting unit as the fair value continues to be assessed as higher than its carrying value.

In the nine months ended September 30, 2022, we recorded a cumulative impairment charge of €184.6 million arising from deteriorating macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in the overall economic environment which led to a shift in the Company’s internal priorities during the second quarter of 2022. This is comprised of a €80.0 million impairment of our our indefinite-lived intangible assets and a goodwill impairment charge of €104.6 million from on our Developed Europe reporting unit. We did not record any impairment to our Americas reporting unit as the fair value continues to be assessed as higher than its carrying value.

Income taxes, net income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended September 30,			Nine months ended September 30,
	2022	2021	Δ €	2022	2021	Δ €
Operating income/(loss)	€(73.4)	€8.6	(82.0)	€(138.0)	€(3.1)	(134.9)
Other income/(expense)
Interest expense	(0.0)	(0.1)	0.1	(0.0)	(0.3)	0.3
Other, net	0.4	0.4	—	0.9	1.0	(0.1)
Total other income/(expense), net	€0.4	€0.2	0.2	€0.9	€0.7	0.2

Income/(loss) before income taxes	(73.0)	8.8	(81.8)	(137.2)	(2.5)	(134.7)
Expense/ (benefit) for income taxes	(6.1)	3.3	(9.4)	0.2	2.0	(1.8)
Income/(loss) before equity method investment	€(66.9)	€5.5	(72.4)	€(137.3)	€(4.5)	(132.8)
Loss from equity method investment	(0.3)	—	(0.3)	(0.3)	—	(0.3)
Net income/(loss)	€(67.1)	€5.5	(72.6)	€(137.6)	€(4.5)	(133.1)

Adjusted EBITDA(1)	€33.5	€15.5	18.0	€84.8	€15.1	69.7
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 13 to 14 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Income taxes
Income tax benefit was €6.1 million in the quarter ended September 30, 2022, compared to income tax expense of €3.3 million in the quarter ended September 30, 2021. The total weighted average tax rate was 31.5% for the quarter ended September 30, 2022, which was mainly driven by the German statutory tax rate of approximately 31%. Our effective tax rate for the quarter ended September 30, 2022 was 8.4% compared to 37.4% for the quarter ended September 30, 2021. The decrease in effective tax rate is due to the difference in the pre-tax profit and loss position and discrete items. The difference between the weighted average tax rate of 31.5% and the effective tax rate of 8.4% in the quarter ended September 30, 2022 is primarily attributable to the goodwill impairment, intangible assets impairment and share-based compensation expense which are treated as discrete items.

Income tax expense was €0.2 million in the nine months ended September 30, 2022, compared €2.0 million in the nine months ended September 30, 2021. Our effective tax rate for the nine months ended September 30, 2022 was (0.1)% compared to (83.4)% for the nine months ended September 30, 2021. The difference between the weighted average tax rate and the effective tax rate for the nine months ended September 30, 2022 is primarily attributable to the goodwill impairment, intangible assets impairment, share-based compensation expense, and an additional expense for a penalty and applicant's cost pursuant to a court ruling, which are treated as discrete items.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €9.2 million as of September 30, 2022. A liability for these tax benefits was included under other long-term liabilities in the unaudited condensed consolidated financial statements.

Net loss and Adjusted EBITDA
Net loss in the third quarter of 2022 was €67.1 million as compared to a net income of €5.5 million in the third quarter of 2021. The decline was mainly driven by the impairment of intangible assets and goodwill of €100.4 million and was partly offset by the recovery of travel demand, resulting in an increase in Referral Revenue and Advertising Spend of €44.4 million and €24.2 million, respectively.

Net loss in the nine months ended September 30, 2022 was €137.6 million compared to a net loss of €4.5 million in the nine months ended September 30, 2021. The decline was mainly driven by the impairment charges recorded in the second and third quarters of 2022 totaling €184.6 million and the recognition of €20.7 million of additional expense relating to the penalty imposed on us by the Australian Federal Court in the first quarter. These were partly offset by the recovery of travel demand, resulting in an increase in Referral Revenue of €154.6 million and in Advertising Spend of €79.8 million.

Adjusted EBITDA increased by €18.0 million to €33.5 million in the third quarter of 2022, compared to the same period in 2021, and increased by €69.7 million to €84.8 million in the nine months ended September 30, 2022 compared to the same period in 2021, driven by the recovery of travel demand. Adjusted EBITDA excludes the effects of the €184.6 million impairment charge recorded in the second and third quarters of 2022.

The decision of the Australian Federal Court in the first quarter of 2022 had a significant negative impact on our operating expenses for the nine months ended September 30, 2022 of €20.7 million. Due to the size and unusual nature of the accrual relating to the judgement of the Australian Federal Court and its distorting effect on the understanding of our underlying business developments, it is also excluded when calculating Adjusted EBITDA.

In the nine months ended September 30, 2021, a €1.2 million gain on the campus lease modification was excluded from Adjusted EBITDA. The gain was considered as a reconciling adjustment within the certain other items reconciling line as shown in the "Tabular Reconciliations for Non-GAAP Measures" on pages 13 to 14 herein.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €231.8 million as of September 30, 2022, compared to €256.7 million as of December 31, 2021. The total as of September 30, 2022 included €231.5 million in cash and cash equivalents and €0.3 million in short-term restricted cash, compared to €256.4 million of cash and cash equivalents and €0.3 million of long-term restricted cash presented in other long-term assets as of December 31, 2021.

The decrease of €24.9 million for the nine months ended September 30, 2022 was mainly driven by cash used in investing activities of €59.3 million, partly offset by cash provided by operating activities of €32.3 million.

Cash used in investing activities for the nine months ended September 30, 2022 was primarily driven by the purchase of €50.0 million in term deposits, a €5.9 million investment in an equity-method investee and a €3.3 million net cash outflow related to capital expenditures, including internal-use software and website development.

Cash provided by operating activities for the nine months ended September 30, 2022 was primarily driven by the adjustment of non-cash items totaling €182.5 million included in the period net loss, partly offset by negative changes in operating assets and liabilities of €12.7 million.

Non-cash items reconciled from net loss include the intangible assets and goodwill impairment charge of €184.6 million, share-based compensation of €11.7 million and depreciation of €4.8 million, partly offset by a reduction of deferred income taxes of €19.0 million.

The negative change in operating assets and liabilities of €12.7 million was primarily due to an increase in accounts receivable of €36.4 million mostly from higher revenues in the nine months ended September

30, 2022 compared to same period in 2021. This was partly offset by an increase in accounts payable of €15.3 million resulting mostly from higher Advertising Spend, and an increase of taxes payable of €8.4 million.

In the second quarter of 2022, we paid the penalty imposed on us by the Australian Federal Court in an amount of €29.6 million, which was previously accrued for over multiple prior accounting periods.

Our current ratio decreased from 7.3 as of December 31, 2021 to 6.0 as of September 30, 2022, as the relative increase in our current liabilities was higher than the relative increase in our current assets compared to December 31, 2021.

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add due to rounding.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
ROAS by segment
Americas	142.5%	125.7%	159.0%	135.3%
Developed Europe	146.8%	141.4%	156.3%	146.2%
Rest of World	172.2%	189.6%	190.8%	198.2%
Consolidated ROAS	147.6%	138.7%	161.0%	146.5%

Qualified Referrals by segment (in millions)
Americas	25.3	24.8	70.8	62.2
Developed Europe	47.6	53.6	115.2	96.3
Rest of World	27.9	25.7	68.0	61.4
Consolidated Qualified Referrals	100.8	104.1	254.1	219.9

RPQR by segment
Americas	€2.97	€1.94	€2.47	€1.67
Developed Europe	1.75	1.39	1.68	1.33
Rest of World	0.78	0.51	0.76	0.55
Consolidated RPQR	€1.79	€1.31	€1.65	€1.21

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) or cost-per-acquisition (CPA) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing; sponsorship and endorsement.

RPQR: We use average Revenue Per Qualified Referral, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period.

Qualified Referral: We define a Qualified Referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring, significant legal settlements and court-ordered penalties, such as the penalty imposed by the Australian Federal Court in the proceeding brought by the ACCC against us.

From time to time, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges, significant legal settlements and court-ordered penalties) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net income/(loss)	€(67.1)	€5.5	€(137.6)	€(4.5)
Loss from equity method investment	(0.3)	0.0	(0.3)	0.0
Income/(loss) before equity method investment	€(66.9)	€5.5	€(137.3)	€(4.5)
Expense/ (benefit) for income taxes	(6.1)	3.3	0.2	2.0
Income/(loss) before income taxes	€(73.0)	€8.8	€(137.2)	€(2.5)
Add/(less):
Interest expense	0.0	0.1	0.0	0.3
Other, net	(0.4)	(0.4)	(0.9)	(1.0)
Operating income/(loss)	€(73.4)	€8.6	€(138.0)	€(3.1)
Depreciation of property and equipment and amortization of intangible assets	1.5	2.0	4.9	6.5
Impairment of, and gains and losses on disposals of, property and equipment	0.0	(0.1)	0.9	(0.0)
Impairment of intangible assets and goodwill	100.4	—	184.6	—
Share-based compensation	4.9	5.0	11.7	13.0
Certain other items, including restructuring, significant legal settlements and court-ordered penalties	(0.0)	0.0	20.7	(1.3)
Adjusted EBITDA	€33.5	€15.5	€84.8	€15.1
Note: Some figures may not add due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability;
•changes in sociopolitical and macro-economic factors;
•any additional impairment of intangible assets and goodwill;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the decreased effectiveness of our Advertising Spend as a result of an almost complete stop to television advertising in 2020, resuming only at reduced levels in 2021, which may continue to have a negative impact on the effectiveness of our advertising in coming years;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promotes its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally.

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2021 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.